Filed by Berry Global Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

 Subject Company: Berry Global Group, Inc.

Commission File No.: 001-35672

•	Kevin J. Kwilinski, Chief Executive Oﬃcer
•	Michael Casamento, Executive Vice President and Chief Financial Oﬃcer
•	Peter Konieczny, Chief Executive Oﬃcer
•	Tracey Whitehead, Global Head of Investor Relations

•	Andrew Scott, Analyst, Morgan Stanley
•	Anthony Pettinari, Analyst, Citigroup
•	Arun Viswanathan, Analyst, RBC Capital Markets
•	Daniel Kang, Analyst, CLSA
•	George Staphos, Analyst, Bank of America
•	Ghansham Panjabi, Analyst, Baird
•	Joshua Spector, Analyst, UBSKeith Chau, Analyst, MST Marquee
•	Michael Roxland, Analyst, Truist Securities
•	Philip Ng, Analyst, Jeﬀeries

Thank you for standing by. My name is Geene, and I will be your conference operator today. At this time, I would like to welcome everyone to the Amcor-Berry Combination Investor Call. All lines have been placed on mute to prevent any background noise. After the speakers' remarks, there will be a question-and-answer session. (Operator Instructions) Thank you.

I would now like to turn the conference over to Tracey Whitehead, Global Head of Investor Relations at Amcor. You may begin.

  {BIO 19346668 <GO>}

Thank you, operator, and welcome, everyone. We appreciate you joining today on short notice to discuss our announced combination between Amcor and Berry. Shortly, I'll turn the call over to management to provide prepared remarks with a question-and-answer session to follow.

Prepared remarks today will address the combination only. Separately, Berry has posted on its website a presentation and prepared remarks covering their fourth quarter and ﬁscal year 2024 earnings results. Our presentation outlining the compelling rationale behind this combination has been posted to the Investor Relations section of both companies' websites. In addition, a replay of today's call will be available on our respective websites later on.

Slide 2 provides some important disclaimers. Statements related to our expectations, plans, estimates, and views regarding future performance and events related to the combination of Amcor and Berry constitute forward-looking statements. These statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to diﬀer materially from the company's present expectations. Further information regarding these risks and uncertainties is contained in the company's periodic ﬁlings with the SEC.

Turning to Slide 3, on the call today are Peter Konieczny, Amcor's CEO; Kevin Kwilinski, Berry's CEO; Michael Casamento, Amcor's CFO; and Mark Miles, Berry's CFO.

With that, I'll turn the call over to PK.

{BIO 15589851 <GO>}

Thank you, Tracey. Welcome to everyone and thank you for joining us to discuss this exciting combination of Amcor and Berry. This is a highly complementary and ﬁnancially compelling combination that will deliver signiﬁcant and immediate value for our collective customers and shareholders.

As outlined on our earnings call last month, we have carefully been thinking about how to build a better business for the future. Amcor has an excellent opportunity to become a stronger company by accelerating volume-driven organic growth through an unwavering focus on our customers, on sustainability, and on our portfolio. The combination announced today delivers on that strategy. It creates a consumer and healthcare packaging industry leader with a broader product oﬀering in attractive categories and more innovation capabilities to drive more sustainable solutions. In addition, this combination delivers signiﬁcant immediate and long- term value for both companies' shareholders.

Before getting into more detail, I want to start with a broader perspective. This combination will allow us to make a positive and meaningful impact on the lives of customers, and the environment we live in, in a way no other packaging company can. Referring to Slide 4, a more sustainable future is something our customers and our partners are striving for. We're here to enable that future, to anticipate their demands, to make it possible. We're elevating brands, shaping lives, and protecting Earth with every solution we make.

On Slide 5, we're transforming the way the world thinks about packaging. We're accelerating our innovation, and pushing boundaries, not on the horizon, not tomorrow, but right now. And that's our commitment, to act today while we work towards an ideal future.

On Slide 6, this is a fundamental shift in how we think and act. We're bringing unprecedented innovation expertise and investment to solve the most challenging technical problems we face. We're proving that circular packaging is possible at scale and we're driving demand for recycled materials. Right now, we begin to accelerate towards a brighter, more sustainable future by bringing these two companies together. We will have unique opportunities to accelerate the possible. On Slide 7. Elevating brands, shaping live, and protecting Earth. It's an opportunity and responsibility we embrace and I'm conﬁdent we'll deliver value in many forms.

Now moving to Slide 8 and transitioning to key terms. Berry shareholders will receive 7.25 Amcor shares for each Berry share held at close and will own approximately 37% of the combined company. The identiﬁed synergy opportunity unlocked by combining these two companies is a substantial $650 million, and annual cash ﬂow increases to more than $3 billion, which Michael will take -- talk more about shortly. With combined revenues of more than $24 billion and $180 million of R&D spend every year, Amcor will be the go-to partner of choice for sustainable packaging solutions.

Slide 9 outlines the highly attractive ﬁnancial proﬁle created through this combination. On a combined basis for the last 12 months, EBITDA margins expand to 18% with $4.3 billion in EBITDA, including full-rate -- run-rate synergies. Relative to Amcor's last 12-month standalone EPS, adjusted EPS accretion including combined earnings on all synergies is expected to over 35% and we expect to generate more than $3 billion in annual cash ﬂow.

Slide 10 summarizes the highly compelling rationale for this combination. Amcor will be a better and stronger business with greater capabilities, broader scale in our chosen categories, and more ﬂexibility. We're adding scale and ﬂexibles, and strengthening healthcare, transforming our containers business, and building a global closures and dispensing business. This is all in line with our long-term strategy. We will grow faster by bringing together highly complementary product portfolios with participation in attractive categories and innovation platforms in a range of formats and materials and we will unlock new commercial opportunities that neither business could access independently.

We will enable customers to transform their portfolio through technology-driven innovation, and passionate sustainability leadership. And we are creating signiﬁcant value that matters for all stakeholders. We will speak to each of these four points further as we move through the presentation.

At this point, I'm going to turn over to Kevin to discuss how this combination creates a meaningfully better and stronger business. Kevin?

   {BIO 16176604 <GO>}

Thank you, PK. And let me start by also sharing my enthusiasm for this combination and my conﬁdence in the extraordinary value we are creating.

Starting at Slide 11, which illustrates the highly complementary nature of our two businesses. The values and culture of Amcor and Berry are incredibly well-aligned. Safety is our shared ﬁrst priority always, and we share an unrelenting passion to help our customers reach their growth and sustainability aspirations. There is little overlap across our product portfolios, and together we are better able to anticipate and exceed customers' needs and expectations as they evolve. Berry has undergone a signiﬁcant transformation over the past year, completing the spin of our HHNF business, enhancing our product mix, optimizing our portfolio, and reducing cyclicality.

Berry's business has never been more complementary to Amcor and this is the right time to combine these two companies to deliver more value to our customers and our shareholders. As a combined business, our focus on optimizing the portfolio and investing in strategically attractive categories and geographies is further enhanced. We are bringing together scaled material science and R&D platforms with specialized capabilities to create a company that is positioned to deliver more to our customers today and in the future.

Slide 12 highlights the complementary leadership positions each company brings. Each has been purposeful in selecting our targeted markets, and we have leadership positions in the categories and geographies where we operate. Combined, more than 90% of sales will serve consumer and healthcare end-markets, creating a resilient and highly strategic partner to our customers and for their brands. Our complementary portfolio oﬀers customers broader, more complete, and highly diﬀerentiated solutions. For example, we will combine various expertise in thin wall thermoforming with Amcor's innovative Calypso Lidding solutions. And we will oﬀer a complete liquids dispensing solution through the combination of Amcor's specialty containers utilizing Berry's advanced dispensing technology.

Slide 13 shows the signiﬁcant scale and geographic breadth the combined company will have. With greater reach than any other packaging company in the world, we will serve more than 20,000 customers in over 140 countries and employ 70,000 coworkers across 400 production facilities. This enables us to stay closer to customers, oﬀering ﬂexibility across our platform and improving productivity. Our expanded global footprint further strengthens Amcor's and Berry's existing role as a trusted partner, bringing global capabilities to local brands and local access to global brands. We will be positioned to serve global customers anywhere they operate with a familiar approach, deploying the best solutions used in the market while providing continuity and conﬁdence within complex supply chain.

At the same time, we will oﬀer smaller local customers access to global capabilities, world-class innovation, and procurement eﬃciencies to support their geographic expansion. Playing both these unique roles sets us up to be the best choice in packaging partners. Today, we take the next logical step for our businesses. This is an incredibly exciting opportunity for each of us to leverage our complementary strengths, to do more, and to grow faster together.

I'll turn over to PK to provide more detail on how we can accelerate growth and value-creation.

   {BIO 15589851 <GO>}

Thanks, Kevin. Continuing on Slide 14, the combined entity will have a strong and diﬀerentiated platform across two strategically attractive consumer and healthcare-focused categories.

Flexibles and Containers and Closures will be large scale global businesses and there are signiﬁcant leverageable synergies across both in terms of multi-substrate expertise, technology, innovation and design capabilities, regulatory expertise, and supply-chain ﬂexibility.

An excellent example of how the oﬀering from our two companies comes together to provide synergy and enhance our customer value proposition is healthcare. Amcor's largely ﬂexible format oﬀering will be combined with Berry's containers, closures, dispensing, and delivery systems to provide customers with a complete product portfolio. In addition, our combined certiﬁed facilities worldwide, best-in-class technology, global regulatory and compliance expertise lay the foundation to build on our $3 billion combined annual sales in this faster- growing high-value category.

Moving to Slide 15. Already, Amcor and Berry serve a number of categories that have large addressable markets, higher-than-average growth rates, and a requirement for complex packaging solutions. Think about high barriers to protect against moisture, light, and oxygen, in-package pasteurization and sterilization, key set closures that meet regulatory requirements and prevent waste. In order to solve complex functionality requirements, we will leverage our diﬀerentiated innovation and technologies, which will deliver more value for our customers and enhance our product mix. We have scale in each of these attractive categories, which will represent almost $10 billion or approximately 40% of combined sales.

Slide 16 highlights how our combined footprint unlocks growth through a strengthened emerging markets platform representing $5 billion or more than 20% of combined sales. The complementary nature of this combination is clearly evident as Amcor is much larger in Asia and Latin America and Berry has greater presence across Eastern Europe. Together, we have more scale and better geographic balance with more than 100 facilities across emerging markets. We see a range of clear cross-selling opportunities with one example being the sale of Berry's containers and closure solutions into Latin America using Amcor's footprint and regional expertise.

Slide 17 showcases the unmatched innovation, R&D, and technology platform we will create to revolutionize product development for our customers. Together, annual R&D spend is substantial at $180 million with 10 state-of-the-art innovation centers around the world, more than 1,500 R&D professionals, and over 7,000 patents, registered designs and trademarks.

We're already leveraging AI-enabled design, research, and technologies to enhance the engineering of new packaging formats through increasing physical performance while delivering presence on the store shelf. And our Catalyst program forms stronger and more dynamic and productive relationships with customers by directly connecting them with Amcor's market, materials, process, and packaging experts.

Slide 18 highlights just a few of the solutions Amcor and Berry oﬀer our customers today, made possible by these strong capabilities. These include automatic dispensers, high-performance pouches enabling the in-the-bag cooking, reusable and reﬁllable containers, and high- performance pill bottles. We can also eliminate non-recyclable materials with PVDC-free shrink bags for fresh meat and vinyl-free blister and lidding ﬁlms. Again, there are numerous examples of these leverageable high-performance products. All these solutions are recycle-ready and contain post-consumer recycled material at various levels.

Moving to Slide 19, our R&D reach will extend beyond our own eﬀorts across a larger combined platform through our corporate venturing partnerships. These initiatives give us the ability to access new and disruptive ideas in a few carefully selected areas that are highly relevant to our industry and may give us access to new technologies that will help us solve some of the biggest challenges our customers face.

Which brings me to sustainability on Slide 20. As I mentioned earlier, sustainability is deeply rooted in our purpose. We recognize the responsibility we have and the critical role we can play in meeting consumer needs. We share an aspiration and determination to deliver complete circularity and eliminate carbon emissions. We believe this is possible and achievable faster by combining our eﬀorts. We will be able to free up resources where there is overlap, allowing us to reallocate ﬁnancial and human capital to think diﬀerently and do more with sustainability, and do it faster than either company could standalone. This combination provides a unique opportunity to help shape the agenda for suppliers, policymakers, and regulators to create and support eﬃcient markets and drive circularity and decarbonization to reduce environmental impact without compromising functionality.

There are a few key areas of focus you will hear us talk more about in the future as we bring change, starting now. These are on Slide 21. We have both been redesigning our portfolios to be 100% recycle-ready, reusable, or compostable by 2025. We do this with technological breakthroughs such as our AmSky Blister System that eliminates PVC to enable compatibility with recycling streams. We will gain signiﬁcantly increased capabilities to expand the use of PCR, deliver more lightweighting across our combined portfolio, and increase our successful eﬀorts to lower the carbon footprint of our packaging. We're convinced this combination creates a stronger and better business with greater innovation capabilities, the ability to really change the game in terms of sustainability, and more opportunities to accelerate growth.

I'll now turn over to Michael to highlight the compelling ﬁnancial rationale. Michael?

  {BIO 17747978 <GO>}

Thanks, PK, and hello, everyone. Well, this is an exciting combination and a deﬁning moment for our two companies. The near and long-term ﬁnancial value we are creating for all shareholders is game-changing. It's substantial, clear, deliverable, and sustainable.

Slide 22 outlines the signiﬁcant value created across several dimensions. One, we've identiﬁed $650 million of total synergies, which I'll come back to shortly, and an additional $280 million of one-time cash beneﬁts from working capital improvements. Two, as PK mentioned, there will be substantial EPS accretion and returns well above our weighted average cost-of-capital. Three, we expect the combined business to deliver above-market growth rates, accelerating by at least 100 basis points and we expect margins to expand as we continue to orient the portfolio toward higher-value, higher-growth categories. We also see opportunities to continue to reﬁne the portfolio, providing the potential for further accelerated growth. Four, annual cash ﬂow, net of interest and tax and before CapEx is expected to exceed $3 billion after synergies, supporting our ability to fund reinvestment in the business and quickly bring leverage back below 3 times, maintaining our investment-grade balance sheet. And ﬁve, we are committed to growing the annual dividend from Amcor's current annualized base of $0.51 per share. Finally, this combination of enhanced revenue and earnings growth and a growing dividend means we will also deliver stronger annual value for our shareholders, which resets the outcomes under our well-known long-term shareholder value-creation model, and I'll come back to that shortly.

Turning to Slide 23 and a closer look at the $650 million of earnings synergies we've identiﬁed. Both companies have carefully evaluated the synergy potential and we've sought third-party validation, giving us conﬁdence in delivering the full run-rate. The largest component totaling $530 million relates to cost synergies, which reﬂects a combination of procurement beneﬁts, G&A savings, including eliminating duplicated overheads and operational streamlining. The balance includes approximately $60 million of interest and tax or ﬁnancial beneﬁts and a further $60 million of EBITDA contribution from revenue synergies.

To date, we have identiﬁed several sources of revenue synergies totaling $280 million by the end of year three, which includes examples like taking Berry's product oﬀering in Latin America, which was mentioned earlier, and rolling out Amcor's commercial capabilities across a greater scale platform. We expect to be at the full $650 million run-rate of synergies in the third year post-close with 40% of our identiﬁed synergies realized in year one, a further 40% in year two, and the balance in year three. The $280 million in one-time cash beneﬁts oﬀset an expected $280 million in one-time cash expenses required to achieve our synergy target. We have a strong track record of successfully executing on large transactions and our teams have signiﬁcant experience in integrating businesses. This gives us conﬁdence we will execute well and deliver on these synergy expectations within the timeframe I just mentioned.

This brings me to an important slide. On Slide 24, this shows how this combination takes the outcomes under our shareholder value-creation model to a new level. As you've heard through this presentation, new Amcor is much better positioned to serve our customers, which will accelerate our own growth and increase cash generation to more than $3 billion, net of interest and tax and before capital expenditures. This means we'll have more capital available to support faster organic growth. Annual CapEx is expected to be in the range of 4-5% of sales and we will continue to prioritize investment in faster-growing higher-value categories. We will also have more than $1 billion of cash each year to supplement organic growth through strategic value-accretive M&A and/or share repurchases.

With more cash to deploy and more opportunities to invest in, the long-term EPS growth outcome under our shareholder value-creation model increases to 10-15%, which compares to Amcor's historical 15-year average range of 5-10%. In addition, the strong and improved cash ﬂows will continue to support a growing dividend of Amcor's annualized base of $0.51 per share today, which brings total annual shareholder value-creation to a compelling 13% to 18%.

Finally from me on Slide 25. We believe this combination will be seen as a truly deﬁning moment within the global packaging industry. We are creating a leading provider of sustainable consumer and healthcare packaging solutions and signiﬁcant value for our shareholders.

Thank you. And with that, I'll turn it back over to PK.

{BIO 15589851 <GO>}

Thanks, Michael. In summary, we're conﬁdent this is a winning combination for all stakeholders. Amcor will have a better and stronger business, numerous and substantial opportunities to accelerate growth, signiﬁcantly greater capacity to invest in technology and innovation platforms, a sharper and elevated focus on sustainability, and a clear path to create signiﬁcant value for customers, employees, and shareholders.

Operator, we're ready to open the call to questions.

Thank you. The ﬂoor is now open for questions. (Operator Instructions) And your ﬁrst question comes from the line of Ghansham Panjabi with Baird. Please go ahead.

  {BIO 5235221 <GO>}

Hey guys, good morning. Congrats on the transaction. I guess for my one question, PK, if you look at the history of Berry, obviously, the company struggled with delivering organic volume growth with consistency. How do you expect that to change with the combination? And then related to that, what exactly is additive from a technology standpoint relative to the current Amcor portfolio? Thank you.

  {BIO 15589851 <GO>}

Thanks, Ghansham. Ghansham, I'm always surprised how you make it to the top of the list of the people that ask questions, but you have something ﬁgured out there. But it's great questions that you're asking. Let me take you through the way how I look at the ability of a combined company to grow faster. Okay? That was the ﬁrst part of your question.

The ﬁrst thing that you can take away is that we feel pretty conﬁdent about realizing top-line synergies, growth synergies. We're actually mentioning that. If you compare what we have done in the past when we made large acquisitions, we would have underwritten them solidly with cost synergies. In this case, we have a very juicy part of cost synergies, which we feel very conﬁdent about. But we're also going out there and we're talking about growth synergies. And where do those come from? We talked about healthcare and healthcare continues to be a gem, notwithstanding the fact that right now because of the cycle, there may be some holdbacks. But it is a gem and we have cross-selling opportunities on the healthcare side of business. We have Amcor that is -- has a strong ﬂexibles exposure in healthcare. Berry has a strong bottles and closures, dispensers base on the healthcare side. Putting that together creates a more comprehensive portfolio that we can bring to customers.

We talked about other system sales like lids and seals on Berry's containers, the thin wall containers, particularly. Again, we talk about containers and dispensers. We talk about the opportunities to bring Amcor's product like ﬂexibles into areas where Berry is well-represented for example, in the food service space. And we talked about regional opportunities where we can use the footprint that Amcor has well-established like in Latin America in order to introduce Berry's products. So those are the global synergies, the growth synergies that we see, and we feel pretty good about those.

The second one is, we talked about portfolio. The combined companies have a strong exposure to higher-growth, higher-value categories. And on top of that, we have an emerging market platform. We talked about -- that's signiﬁcant in the emerging platforms -- emerging markets platform, we have $5 billion of sales combined in the categories that we like because they're higher-growth, higher margins. We have about $10 billion sales. And we'll make our resources in terms of people, and also capital available to drive growth in those places. We have lots of that between the two companies. So I think that we can accelerate growth in those categories, which are well-chosen.

And then -- and the third and last point that I will say is the platforms. We talked about innovation, we talked about sustainability where we can double-down making smart choices on how we want to deploy the combined resources more eﬀectively and more eﬃciently. We have certainly more capacity to invest in growth. And all of that, you take that together leads to what we call like the shareholder value creation model 2.0. So we're evolving that just on the back of having a lot more free cash ﬂow available to put back into the business. So -- and I think it's really important to take the time to go through that because it's one of the important things that we want to drive as we come together.

Second part of your question was about what Berry brings to Amcor in terms of technologies and products and portfolio. I will say the most important thing is and this is the way to think about this. This is very complementary. This combination is very complementary in that think about it this way, Amcor has a very strong global ﬂexibles business, whereas Berry has a scale ﬂexibles business, but smaller and focused on North America and Europe. So this is for us strengthening of Amcor's strong base in ﬂexible.

Then when you move to Containers and Closures, it's exactly opposite. Amcor has a regional scale business in the Americas with what we call the Rigid Packaging business. Berry has a strong global franchise on the containers side, plus brings the scale global closures business to Amcor. And so there again, we have a situation where we're very complementary. And I think that is -- that is the most important point that I want to make on that question, it's really the product complementarity, notwithstanding, of course, that there is a lot of technology that goes along with these products, which obviously is likewise complementary.

 {BIO 5235221 <GO>}

Thank you.

{BIO 19346668 <GO>}

Next question please, operator.

Your next question comes from the line of George Staphos with Bank of America. Please go ahead.

{BIO 1495442 <GO>}

Thanks very much, everyone. Good luck with the transaction and congratulations on the news. My question is a good segue from what you were talking about with Ghansham. So if we go back, I guess, ﬁve years or so ago, Amcor bought Bemis, there were roughly the similar number of synergies as I recall in terms of sales. It was adding complementary technology. And certainly, you delivered on the synergies, but if we look at it from just a pure shareholder standpoint aside from dividend the share price for Amcor has been relatively stable over this time, PK. So what do you think is diﬀerent about this transaction relative to that transaction, why it will in fact enable the growth? Because the individual components that you're adding, I guess, Berry is complementary in some areas relative to Amcor's, nonetheless, the growth rates themselves in those categories don't change. So why do you think this will be diﬀerent and why in particular, do you think putting the two together, the complementary business accelerates the growth? Thank you so much.

{BIO 15589851 <GO>}

Thanks, George. You referenced the Bemis acquisition. Bemis was diﬀerent. We did Bemis for diﬀerent reasons also. Bemis bodes complementary but in a diﬀerent way. Bemis added to our ﬂexibles business, which we already had a strong franchise in. Here, we have a complementary product portfolio, which is again diﬀerent versus the characteristics of Bemis. After Bemis we had a pretty tough market dislocation that we had to go through. And at the same time, we were focusing very strongly on driving the top-line growth of the company, which is a hard thing to do with the environment that we faced at the time.

I referenced in the last earnings call that we feel we're pulling away from the diﬃcult times that we've gone through, particularly calendar '23 was diﬃcult for us. And we're now seeing sequential volume improvements quarter-on-quarter. And when you think back to the last quarter, we said we saw 4% of volume growth versus prior year, which was -- which ended up being a pretty solid number when you look across the environment that we've seen with our customers, and also with peers in the space. And now that 4%, I would qualify that to the point that I'll say that broke out two areas which are a bit of a holdback for us, which were healthcare for the reasons of destocking in North American beverage because of consumer demand.

So we are in a better spot. Our growth rates aren't increasing, and we ﬁnd ourselves better positioned to drive organic growth forward. And what this combination does with Berry, it just gives us a diﬀerent platform, and it gives us a combination of capabilities that will allow us to double down on the growth eﬀorts that we have. And we're very realistic in terms of not changing our assessments on the market and the intrinsic growth of the market. That's going to be what it is. But we feel we're a lot better positioned to work with the combined forces of both companies in order to make progress. And I do believe that -- we are feeling comfortable about that. And you should take the fact that we're coming out there, we're actually committing to growth and top-line synergies. You should take that as a signal that we feel very good about that.

{BIO 19346668 <GO>}

Thank you. Operator, next question.

Your next question comes from the line of Daniel Kang with CLSA. Please go ahead.

{BIO 21739104 <GO>}

Good morning, everyone, and congratulations on the transaction. Just with regards to the potential to reﬁne the portfolio, I realize that it's early days. But can you talk us through the thought process behind that opportunity, and perhaps the timeframe of this potential? Thank you.

{BIO 15589851 <GO>}

Daniel, if I got the question right, you're talking about the future view of portfolio?

{BIO 21739104 <GO>}

Yeah. That's correct.

{BIO 15589851 <GO>}

Yeah. Thank you. Thanks for the clariﬁcation. Look, it is early days. It is early days. What I will tell you is and obviously, we have a much bigger platform to work with at this point in time. And when I was speaking to our last quarter, which was also my ﬁrst quarter sort of conﬁrmed in the seat as Chief Executive for Amcor, I said one of the things I want to do is I want to be more proactive in portfolio management of the company. Now we're sitting here about two months later and I make a transformational acquisition for the company, which may come as a surprise, but obviously, we have been working on this for a longer period of time. And again, this creates a diﬀerent platform and it gives us the opportunity to go across the participation that we have in the combined companies and to just rigorously go through it and assess the attractiveness of our participations.

We generally want to play to win and not play to participate. And I felt we can do better in our portfolio within Amcor at least, and now we're going to look at the combined portfolio to simply focus on those things that are attractive, attractive from a growth perspective, and attractive from a margin perspective. Now, that's what we're going to do. That's what the process is going to look like. I would just ask for a little more time for us to take a step back, review, assess, and take well-thought-through and educated decisions on the portfolio. But it will go in both ways.

We have certainly an opportunity to shed businesses that we think we can ﬁnd better owners for. And on the other hand, we can also make acquisitions on the back of the strong cash-ﬂow generation of the company in order to continue to grow the portfolio in those areas where we want to be. So bear with me, we'll deﬁnitely talk more about it as we go forward. But that's exactly what we want to do and fully aligned with what I spelled out on the last earnings call.

{BIO 19346668 <GO>}

Next question please, operator.

Your next question comes from the line of Josh Spector with UBS. Please go ahead.

Yeah, hi, good morning. I just wanted to ask on the synergy side. In Berry's separate release this morning, you guys ﬂagged about $100 million, $150 million of cost-savings by ﬁscal '27. Is that baked into the assumed combined cost-savings or is that a separate program that would be additive to what you're presenting today? Thank you.

{BIO 15589851 <GO>}

Yeah. Let me take that ﬁrst and then I may ask Kevin to make a couple of comments. Look, both businesses have obviously managed themselves in a way to drive eﬃciency and become more proﬁtable going forward. That has been the case in the past and will continue to be the case as we go forward until closing and then we'll do that as a combined entity under the new Amcor. And the synergies that we have identiﬁed are outside of that. And so when you've seen the earnings release, certain numbers in terms of cost reductions, those are exclusive of the synergies that we've identiﬁed. Kevin, do you want to comment any further on this?

{BIO 16176604 <GO>}

No. We just -- we've got tremendous traction in our lean transformation. So we're committing -- putting a marker down on those savings and those are really about improving the productivity of existing Berry facilities as they stand today. And on the digital side, we've really been focused on using the customer experience to help accelerate growth. And what we found is we have opportunity to take cost out and improve the customer experience at the same time through much more eﬀective IT platform. So we are often and running with that and it's just going to make the integration easier and will be a really positive tailwind for growth.

{BIO 19346668 <GO>}

Thank you. Operator, next question, please.

Your next question comes from the line of Mike Roxland with Truist Securities. Please go ahead.

{BIO 16450546 <GO>}

Congrats on the transaction, everybody, and thank you for taking my question. Just wanted to follow up on the -- whether there should be any regulatory issues that we should be mindful of. And you highlighted in the deck 50% from North America, I think 30% from Europe. When I look back at what you did with Bemis, you were -- even though I think there was little overlap at Bemis, you were required to sell I think Bemis's European medical packaging assets and also some US medical packaging assets. And so just wondering if there are any regulatory concerns that we should be mindful of and where they will be coming from. Thank you.

{BIO 15589851 <GO>}

Yeah, Mike, it's a good question. We have -- let me start oﬀ by saying, I'm not going to speculate here in any shape or form. But what I will tell you is that, again, Bemis and Berry are completely diﬀerent in that Berry is a complementary acquisition in terms of the products that they bring to the -- to Amcor, to the old Amcor. And therefore, the overlap is actually very limited. In Bemis, you had a ﬂexibles business, we acquired a ﬂexibles business. Amcor was in its core and the backbone of Amcor still is the ﬂexibles business. Now we're acquiring containers and closures -- we're not acquiring, we're combining -- the acquisition relates to Bemis. In this case, we're combining ourselves with the containers and the closures business. Again, very little overlap.

And therefore, we're not seeing any particular exposure here to regulatory approvals.

{BIO 19346668 <GO>}

Next question please, operator.

Your next question comes from the line of Arun Viswanathan with RBC Capital Markets. Please go ahead.

{BIO 16608563 <GO>}

Great. Thanks for taking my question. Congrats on the announcement. I guess I just wanted to go back to your points on market growth there. So it sounds like you expect a deal to add about 1% to market growth, which the combined entity should grow above. So what is that market growth rate? Would you say it's kind of in the 0-2% rate? And then as a related note, you noted that '23 was a little bit of a challenging year and you have seen some improvements recently. So maybe you can just elaborate on what you're seeing there. Do you see customers promoting more -- a little bit more and you expect greater volume growth or maybe just oﬀer some perspective there? Thanks.

{BIO 15589851 <GO>}

Yeah. Thanks, Arun. First question was, how do we -- how would we see market growth? I would say you're right about there. Right now, it sort of is low-single-digits. You referenced 0-2%. I think we would say the same thing. I'm looking across the table here to my colleagues from Berry and they're all nodding. So we're aligned on that one. And yes, we have -- we're making a point here and we say through this combination and we deﬁnitely feel on average, we can deﬁnitely increase our growth proﬁle by 100 basis points, which if you think about it, I mean, it's not that we're -- that we're becoming a high-growth company, but we're going to outperform market and we're pretty -- we're feeling pretty conﬁdent about that.

Now the second part of your question was going back to the recent developments that we've seen and I can speak to Amcor here and maybe Kevin wants to speak a bit about what they've seen on the Berry side. From an Amcor perspective, and I alluded to that on an earlier question, we have seen sequential volume improvements pretty much since the beginning of the calendar year. So quarter-by-quarter, we saw volumes improve and it's a pretty broad-based improvement in terms of -- across the categories and across the regions. You would have expected at the beginning, more support from emerging markets than the developed markets where we have strongholds in North America and Europe, obviously. But then as we walked through this calendar year, we saw the developed markets also coming back, which was very encouraging. We saw growth in the developed markets. While they are still held back by the continued destocking that we saw in the healthcare business and remember that is -- that the biggest exposure that we have with healthcare is in the developed markets. So very encouraged by the developments that we've seen.

I will -- I've said it before, we're very grounded and bolted people. I will also say that we do have weaker comps on a year-on-year basis. That's clear. But what we're seeing is that when we dissect the whole thing, the growth performance into the drivers. We're seeing more green shoots of share gains, which I would put in the category of us winning business back, but also winning new business and that capability, that muscle is becoming stronger and stronger as we speak. So I'm pretty encouraged with that and would believe that that continues as we go forward. That's the Amcor side. Do you want to add anything, Kevin?

{BIO 16176604 <GO>}

Sure. I mean, I'm just sitting here thinking about it was just four short quarters ago that I joined Berry and we really came in with a thesis about how do we pivot to growth. And we've done a lot of work on the portfolio and that was to position the company for growth. We've done a lot of work on the operations, and that was to drive the customer experience for growth and we've done a lot of work on commercial excellence so that our value selling model is better. Two quarters ago, we delivered positive growth. The quarter we just reported, we delivered positive growth and the start to the current quarter is very encouraging.

{BIO 15589851 <GO>}

Thank you.

{BIO 19346668 <GO>}

Thanks, operator. Next question, please.

Your next question comes from the line of Anthony Pettinari with Citi. Please go ahead.

{BIO 15982204 <GO>}

Good morning. With the $325 million in procurement, I'm wondering if you could talk about the opportunity speciﬁcally in resin. I mean, it seems like the combined company will be the largest global buyer of resin by far if I'm thinking about that the right way. Just wondering if you could talk about, does this fundamentally transform how you buy resin? Maybe if you can remind us how much the combined company will buy, what kind of grades? And I'm just wondering if you could kind of talk about that opportunity speciﬁcally.

I mean, Anthony, let me stay on a higher level here, but I'll speak to procurement, obviously. It's a big driver of our synergy expectations as we combine the two companies, and rightly so, I mean, you would expect that to be a big cost synergy driver of the combination. And we do have a signiﬁcant spend now between the two combined companies way above $10 billion and we have in that procurement spend, obviously direct material spend, but we also have indirect material spend. I'd say for Amcor, typically it's the case, the procurement capabilities are a little more matured on the direct material buy not so much on the indirect material buy. And we see lots of opportunities across the broad range of our spend. So that's the ﬁrst thing that I would say.

The second thing that you need to keep in mind, again, this concept of being complementary comes through even here, even on the direct material side. It just so happens that Berry is a big buyer in certain grades that Amcor is not such a big buyer of and vice-versa. And that gives us the conﬁdence that we can continue to leverage the opportunity and value from procurement, which is, by the way, an incredibly important competence in the packaging industry generally. So if you don't procure well, you probably don't have a chance to be very successful. And this gives us just an opportunity to double down one more time in partnership with our suppliers.

But obviously, we all have the need to drive cost out of the value chain and this is just one step that we need to continue to focus on.

{BIO 19346668 <GO>}

Next question, please, operator.

Your next question comes from the line of Andrew Scott with Morgan Stanley. Please go ahead.

{BIO 6785574 <GO>}

Thank you. Good morning, PK. PK, you've increased the parameters around the value-creation model. If we look at that historically, the lower end of the model has been sort of focused on buybacks and the high end has been when you've been able to bring acquisitions into the equation. If I look forward, you're going to have multiple years now where presumably you've got your hands full integrating this acquisition, you'll have leverage towards the top-end of that sort of 3 times sort of range. And then beyond that, it kind of gets harder to ﬁnd an acquisition that, A, you'll be able to do from a regulatory perspective, and, B, that can actually bring enough size to move the needle on what's now going to be a much bigger earnings space. So I understand the higher cash ﬂows, but how realistic is the top-end of that value-creation model near term? And then longer-term, how long -- how realistic is it without a step-out into other substrates?

{BIO 15589851 <GO>}

Good morning, Andrew. I think it's also a great question. I'll give you a couple of views here and then maybe ask Michael if he wants to add on. I think the way to think about value creation going forward on the back of the combination is actually quite obvious. We will deﬁnitely be busy over the next couple of years in order to integrate the business, capture the synergies, create a greater platform, a better platform going forward as we have discussed. Now that doesn't come as a surprise because we have demonstrated that in many acquisitions that we've done in the past, transformational acquisitions that were essentially fueled by delivering on the synergies. And we're pretty conﬁdent about the synergies, both in terms of the quantum that we have identiﬁed here, but also in terms of our ability to capture the synergies as we go forward. And we have demonstrated that.

In all honesty, the question that we sometimes asked ourselves on the prior acquisitions is after the synergies have then been exploited, have we become a better company, and have we been able to deliver an economic model that continues to drive sustained higher returns for shareholders? And we believe in this case, we're able to do that, and that was exactly the work that we've done to develop the shareholder value-creation model and 2.0 if you want, which is all fueled by higher cash ﬂow as an input and then translates into the way how we deploy capital between those three buckets of dividends, of reinvestments into the business, and then going after M&A and/or share buybacks.

I'll hand it over to Michael in a second, but in terms of the question of what other targets are out there, and we said -- we always said we're in the market, we're exploring opportunities. I've had the question several times on my earnings calls, is there something out there, you would love to do greater things, but there's fewer and fewer. And we sit here today and we just made probably the largest acquisition that the company has made in its history. So there are opportunities out there. And I appreciate and I acknowledge the mere size of the company and potential limitations to grow within our current space, but I see a lot of adjacencies that we can move into. Substrate is just one and healthcare would be another one. There's many other opportunities that we will explore. With that said, Michael, do you want to take us through the dynamics of the (inaudible)

{BIO 17747978 <GO>}

Exactly. I think just to touch on it, I mean we're -- you're seeing the annual cash ﬂow now really increase $3 billion plus from this business, which means we can invest more in capital to drive organic growth. And part of this combination in itself drives faster organic growth, which we've talked about in the areas where we've got the focus categories with higher margins. So the business itself is going to be in better shape, higher growth, higher margin, you've reduced the cost base through the synergies. So exiting that period of time, you're in a much better place from an organic growth delivery, and that capital expenditure is going to be signiﬁcant, 4% or 5% of sales, it's going to continue to drive that organic growth, which we can then reinvest in the business.

So the underlying performance of the business is going to be in that mid-to-high single-digit from an organic standpoint, and then you're left with signiﬁcant cash ﬂow to reinvest in M&A and buybacks, which is how you get to that 10% to 15% range. And to PK's point, the marketplace is still fragmented. I mean, there's opportunities on an M&A standpoint. With the scale of this business as well, we're going to have 400 plants around the globe. Any M&A you can do, there's more potential to drive synergy from that just because of the scale that we have now and the footprint and the ability to get beneﬁt from that footprint.

So I think there's going to be signiﬁcant opportunities on the M&A side as we move forward. And there's -- as we've touched on, they'll be in the priority categories areas, that's where we'll invest organically and inorganically. And then the buybacks become a function of the cash ﬂow and keeping that all predicated on the investment-grade balance sheet. So we feel pretty good about the new model Amcor 2.0. I think it's going to drive a lot of value for shareholders over a long time.

{BIO 19346668 <GO>}

Thank you. Operator, next question.

Your next question comes from the line of Phil Ng with Jeﬀeries. Please go ahead.

{BIO 16900434 <GO>}

Hey, guys. This question is actually for Kevin from a Berry shareholder perspective. So Kevin, the root of the question is, how did this deal come together? I mean, I guess, was this the game plan from the get-go when you guys were spinning out HHNF? And since you guys came forward with a merger, where these assets shop is -- was Berry shopped as well? I mean, certainly 10% premium is not insigniﬁcant and you're highlighting a lot of synergies and the growth opportunity could be pretty impactful. But why was this the more obvious path versus being a standalone company?

{BIO 16176604 <GO>}

Yeah, I think as a -- I certainly didn't have this in mind when we worked on improving the portfolio and the optimization. It was about taking the cyclicality out of the business and pivoting us to growth, improving the overall value of Berry on a standalone basis. When we began to talk, when PK and I began to talk, what became obvious is that we had an opportunity to grow -- accomplish the work I was trying to do with growth much faster and we could create a company with the cash ﬂow to invest to drive the circular economy that we've been both pushing for independently and to invest in the business to grow organically faster through signiﬁcant R&D and kind of where we were duplicating things, we could bring those together to really get more from our investment dollars.

So the signiﬁcance of the shareholder value-creation for Berry as we look at the diﬀerential and how these companies traded on a multiple basis, when we look at the delivery of the synergies, there was nothing that compared to the speed at which we could accrete value to Berry shareholders, so we didn't do a shop, but we didn't need to do a shop because this was so compelling.

{BIO 19346668 <GO>}

Thank you. Operator, next question, please.

And due to time constraints, this will be the ﬁnal question and it does come from the line of Keith Chau with MST. Please go ahead.

{BIO 16563119 <GO>}

Good morning, everybody. Thanks for taking my question. Just a follow-up on the revenue or the growth proﬁles of both companies. At the last quarterly result for Amcor, you talked about obviously delivering some volume growth in that ﬂexibles business around 3% for the last couple of quarters. In large part that's been due to, I guess, the non-recurrence of destocking. And I think you mentioned at the last result that the underlying demand proﬁle is ﬂat, not slightly soft. Just wondering if you could conﬁrm that, that is still the case. And maybe, Kevin, is that what you're seeing in the Berry business as well? Is growth a function of the non-recurrence of destocking or are you saying green shoots as well for the Berry business? Thank you.

{BIO 15589851 <GO>}

Thanks, Keith. I'll start and then I'll hand oﬀ to Kevin. Keith, I think our assessment of the underlying sort of consumer demand has not changed. We would believe that is ﬂat to low- single-digits maybe. And we would not hang our hat on an assumption of that getting better quickly any -- in the near future. So that's the ﬁrst thing. We typically dissect our growth performance into four buckets, okay?

The ﬁrst one is the consumer performance that I just commented on. The second one is the question, how do our customers do? And we have a certain customer exposure, obviously, and we have exposure to large customers too as we have exposure to smaller customers. But what we have said and what is still the case is that our customers are becoming a little more and have become a little more agile to drive volume performance coming forward because they were the ones that have protected margins, expanded margins even through aggressive price management. And they had to give a little volume and they are now coming around to say they want to rebalance that a bit and they're driving volume again, and we're beneﬁting from that.

So our customers are doing better.

The third one is the destocking that we've seen over the past quarters and we have said that's over. And we're -- we can't wait for it to be over also in the healthcare space, which has shown signs of improvement. We talked about medical essentially being out of the weeds when it came to destocking and that's the only category, by the way. Healthcare was the only category that was still showing signs of destocking. Again, medical already came out of it and pharma, we're still seeing some, but it's improving. And then the ﬁnal point is, again, our ability to win in the marketplace. And two quarters ago, I would have said green shoots, now the last quarter, I said it's a little more than that. I'm still being very careful about it. But I think we're going to see more. I think we're going to see more as we go forward. So that's sort of the picture on the growth side that I'm seeing and that's how we look at it in Amcor. Kevin, do you want to say something about Berry?

{BIO 16176604 <GO>}

Yeah, kind of three points that I would make. One is the category where we saw destocking really was healthcare-related and that is the part of the business that was in nonwoven. So that really went with the spin. But at the time of the spin, we had really seen that destocking out of the picture and we saw growth already happening in the spin. So that's a positive. The second point I would make is that we have a really good balance of sales of products that go into restaurants and into grocery. So when we see consumer behavior changing, we tend to have a very resilient business. We might lose on one side, but we pick it up on the other side. And then the third point I would make is that our win rate and success has really increased over the last four quarters, at the same time, we've seen market stabilize and start to show some signs of improvement. So that makes me feel very positive about where we stand in the current quarter, and as we look out through the balance of our ﬁscal '25.

{BIO 15589851 <GO>}

Deﬁnitely much better positioned today than a couple of quarters ago. I think that was the last question. Look, thank you everyone for the time. The only thing I want to leave you with is we're very conﬁdent that this is a compelling and signiﬁcant value-creating combination of two companies -- two great companies for all stakeholders of Amcor and Berry. And we deﬁnitely look forward to the opportunity to meet with many of you over the coming months. And that concludes the call. Thank you very much.

{BIO 19346668 <GO>}

Thank you, operator.

This concludes today's conference call. Thank you all for joining. You may now disconnect.

***

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the US Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

In connection with the proposed transaction between Berry Global Group, Inc. (“Berry”) and Amcor plc (“Amcor”), Berry and Amcor intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including, among other filings, an Amcor registration statement on Form S-4 that will include a joint proxy statement of Berry and Amcor that also constitutes a prospectus of Amcor with respect to Amcor’s ordinary shares to be issued in the proposed transaction, and a definitive joint proxy statement/prospectus, which will be mailed to shareholders of Berry and Amcor (the “Joint Proxy Statement/Prospectus”). Berry and Amcor may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Berry or Amcor may file with the SEC. INVESTORS AND SECURITY HOLDERS OF BERRY AND AMCOR ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Berry or Amcor through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Berry will be available free of charge on Berry’s website at berryglobal.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Amcor will be available free of charge on Amcor’s website at amcor.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings.”

Certain Information Regarding Participants

Amcor, Berry, and their respective directors and executive officers may be considered participants in the solicitation of proxies from the shareholders of Berry and Amcor in connection with the proposed transaction. Information about the directors and executive officers of Berry is set forth in its Annual Report on Form 10-K for the year ended September 30, 2023, which was filed with the SEC on November 17, 2023, its proxy statement for its 2024 annual meeting, which was filed with the SEC on January 4, 2024, and its Current Reports on Form 8-K, which were filed with the SEC on February 12, 2024, April 11, 2024, September 6, 2024 and November 4, 2024. Information about the directors and executive officers of Amcor is set forth in its Annual Report on Form 10-K for the year ended June 30, 2024, which was filed with the SEC on August 16, 2024 and its proxy statement for its 2024 annual meeting, which was filed with the SEC on September 24, 2024. To the extent holdings of Berry’s or Amcor’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Berry and Amcor, including a description of their direct or indirect interests, by security holdings or otherwise, and other information regarding the potential participants in the proxy solicitations, which may be different than those of Berry’s stockholders and Amcor’s shareholders generally, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Berry’s or Amcor’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Some of these forward-looking statements can be identified by words like “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “should,” “will,” or “would,” the negative of these words, other terms of similar meaning or the use of future dates. Such statements, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Berry’s and Amcor’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing in connection with the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction and the closing date for the proposed transaction, are based on the current estimates, assumptions and projections of the management of Berry and Amcor, and are qualified by the inherent risks and uncertainties surrounding future expectations generally, all of which are subject to change. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Berry’s and Amcor’s control. None of Berry, Amcor or any of their respective directors, executive officers, or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Berry or Amcor. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on Berry’s and Amcor’s businesses, the proposed transaction and the ability to successfully complete the proposed transaction and realize its expected benefits. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to, the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the risk that the conditions to the completion of the proposed transaction (including shareholder and regulatory approvals) are not satisfied in a timely manner or at all; the risks arising from the integration of the Berry and Amcor businesses; the risk that the anticipated benefits of the proposed transaction may not be realized when expected or at all; the risk of unexpected costs or expenses resulting from the proposed transaction; the risk of litigation related to the proposed transaction; the risks related to disruption of management’s time from ongoing business operations as a result of the proposed transaction; the risk that the proposed transaction may have an adverse effect on the ability of Berry and Amcor to retain key personnel and customers; general economic, market and social developments and conditions; the evolving legal, regulatory and tax regimes under which Berry and Amcor operate; potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Berry’s and/or Amcor’s financial performance; and other risks and uncertainties identified from time to time in Berry’s and Amcor’s respective filings with the SEC, including the Joint Proxy Statement/Prospectus to be filed with the SEC in connection with the proposed transaction. While the list of risks presented here is, and the list of risks presented in the Joint Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties, and other risks may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements included herein are made only as of the date hereof and neither Berry nor Amcor undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.